UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

COMMUNICATIONS SYSTEMS, INC.

(Name of Issuer)

Common Stock, $.05 par value

(Title of Class of Securities)

203900105

(CUSIP Number)

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Noah Klarish, Esq.

Hutner Klarish LLP

1359 Broadway, Suite 2001

New York, NY 10018

(212) 868-3777

April 18, 2008

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 203900105	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ira Albert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 432,232 shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 432,232 shares
	10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

432,232   (includes 223,691 shares owned by Albert Investment Associates, L.P., 28,002 shares owned by Ira Albert personally, and 180,539 shares owned by accounts over which the Reporting Person has discretionary voting and dispositive authority.)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.02%
14	TYPE OF REPORTING PERSON* IN

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $.05 value per share (the “Common Stock”), of Communications Systems, Inc., a Minnesota corporation (the “Issuer”). The Issuer maintains its principal executive office at 10900 Red Circle Drive, Minnetonka, Minnesota 55343.

Item 2.	Identity and Background.

(a)          This statement is filed by (i) Ira Albert, an individual, with respect to shares of the Issuer’s Common Stock held by him and with respect to shares of the Issuer’s Common Stock held in investment accounts over which Mr. Albert has discretionary authority, and (ii) Albert Investment Associates, L.P., a Delaware limited partnership (the “Albert Partnership”) with respect to shares of the Issuer’s Common Stock held by it. Ira Albert and the Albert Partnership shall sometimes be collectively referred to herein as the “Reporting Person.”

(b)         The business address of Ira Albert and of the Albert Partnership is 1304 SW 160th Avenue, Suite 209, Ft. Lauderdale, FL 33326. The general partner of the Albert Partnership is Albert Investment Strategies, Inc., a Florida corporation (the “General Partner”), which also has a business address located at 1304 SW 160th Avenue, Suite 209, Ft. Lauderdale, FL 33326.

(c)          The principal business of Ira Albert and of the Albert Partnership is securities investment.

(d)          During the past five years, neither Mr. Albert nor the Albert Partnership nor the General Partner nor any of its executive officers, directors or controlling persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the past five years, neither Mr. Albert nor the Albert Partnership nor the General Partner nor any of its executive officers, directors or controlling persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in their being subject to a judgment, decree or final order enjoining any such person from future violations of or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation of such laws by any such person.

Item 3.	Source and Amount of Funds or Other Consideration.

Ira Albert directly owns 28,002 shares of the Issuer’s Common Stock for which he paid $292,061. Mr. Albert used personal funds in making the purchases. Mr. Albert has discretionary authority over accounts which own 180,539 shares of the Issuer’s Common Stock for which such accounts paid a total of $1,969,148 from the personal funds of the beneficial owners of such accounts. The Albert Partnership directly owns 223,691 shares of the Issuer’s Common Stock for which it paid $2,371,125 from its working capital.

Item 4.	Purpose of Transaction.

Although at this time, the Reporting Person has no current plans or proposals which, other than as expressly set forth below, would relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D, the Reporting Person believes management should take certain actions towards maximizing shareholder value. First, management should re-list the Issuer’s securities from the American Stock Exchange to the NASDAQ National Securities Market System. It is believed that such repositioning will enhance visibility of the Issuer and make its shares more attractive to investors and increase the liquidity of its shares which currently trade in very low volume. The Reporting Person also believes that the Issuer should continue to vigorously pursue its share repurchase program at any time that the market value of its shares presents an attractive buying opportunity.

The Reporting Person pursues an investment philosophy of identifying undervalued securities and intends to adhere to this investment philosophy with respect to the Issuer. In pursuing its investment philosophy, the Reporting Person will continuously assess the Issuer’s business, financial conditions, results of operations and prospects, general economic conditions, the securities markets in general and other investment opportunities, as well as the investment objectives and diversification requirements of its clients. Accordingly, the Reporting Person reserves the right to change its plans and intentions at any time and in any manner deemed appropriate. The Reporting Person may acquire additional shares and/or dispose of Shares (either in the open market or under privately negotiated arrangements), or purchase or sell derivative securities or enter into privately negotiated counterparty transactions to hedge the market risk or all or a portion of his Shares of the Issuer.

The Reporting Person further reserves the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)          The number of shares of the Issuer’s Common Stock and the percentage of the outstanding shares (based upon 8,615,568 shares of Common Stock outstanding as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ending December 31, 2007) directly beneficially owned by each Reporting Person is as follows:

Name	Number of Shares	Percentage of Outstanding Shares
Ira Albert	28,002	0.33%
Albert Partnership	223,691	2.6%

Name	Number of Shares	Percentage of Outstanding Shares
Albert discretionary accounts	180,539	2.1%

(b)          Mr. Albert has sole power to vote and to direct the disposition of 432,232 shares of the Issuer’s Common Stock.

(c)	See Appendix 1 annexed hereto.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

Ira Albert may be deemed to have beneficial ownership and control of the shares of the Issuer’s Common Stock held by his personal account, accounts with respect to which Mr. Albert has discretionary authority and shares held by the Albert Partnership by virtue of his control of the General Partner of such entity. Mr. Albert disclaims beneficial ownership of the shares of the Issuer’s Common Stock held by the discretionary accounts and by the Albert Partnership.

Other than as set forth above, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) either amongst themselves or with any other persons with respect to the shares of the Issuer’s Common Stock.

Item 7.	Material to be Filed as Exhibits.

None.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	April 22, 2008

/s/ Ira Albert_______________________
Ira Albert

ALBERT INVESTMENT ASSOCIATES, L.P.
By:	ALBERT INVESTMENT STRATEGIES, INC.,
general partner

By:	/s/ Ira Albert____________________
Ira Albert, President

APPENDIX 1

TRANSACTIONS IN COMMUNICATIONS SYSTEMS, INC.

COMMON STOCK WITHIN THE

PAST 60 DAYS

All transactions were open market purchases and the commissions are included in the price of the shares.

1. Albert Investment Associates, L.P

Date	Number of Shares	Price of Shares	Cost of Shares

4/18/2008	2,000	11.37	$22,740.00
4/17/2008	1,422	11.37	$16,168.14
4/16/2008	545	11.40	$6,213.00
4/15/2008	1,100	11.33	$12,463.00
4/15/2008	1,000	11.38	$11,380.00
4/11/2008	300	11.45	$3,435.00
4/8/2008	1,000	11.40	$11,400.00
4/7/2008	100	11.39	$1,139.00
4/7/2008	900	11.42	$10,278.00
4/3/2008	2,000	11.13	$22,260.00
4/2/2008	1,000	10.95	$10,950.00
3/31/2008	966	10.62	$10,258.92
3/25/2008	10,000	10.48	$104,800.00
3/19/2008	1,700	10.38	$17,646.00
3/18/2008	1,000	10.43	$10,430.00
3/6/2008	2,000	10.37	$20,740.00
3/6/2008	1,000	10.66	$10,660.00
3/5/2008	1,300	10.48	$13,624.00
3/5/2008	1,000	10.78	$10,780.00
2/27/2008	1,000	11.66	$11,660.00
2/26/2008	200	11.61	$2,322.00

2. Ira Albert Personal Account

Date	Number of Shares	Price of Shares	Cost of Shares

4/3/2008	1,000	11.11	$11,110.00
3/26/2008	1,302	10.60	$13,801.20

3. Discretionary Accounts

Date	Number of Shares	Price of Shares	Cost of Shares

4/9/2008	1,805	11.50	$20,757.50
4/8/2008	870	11.43	$9,944.10
3/18/2008	2,400	10.40	$24,960.00
3/5/2008	5,000	10.96	$54,800.00
3/4/2008	5,000	10.99	$54,950.00
3/4/2008	4,000	10.98	$43,920.00
2/28/2008	200	$11.46	$2,292.00